LITERASEED, LLC
BALANCE SHEET
DECEMBER 31, 2019 & 2018
(Unaudited)

Assets

	2019	2018
Current assets		
Cash	$ 1,587	$ 3,908
Total current assets	1,587	3,908
Total assets	$ 1,587	$ 3,908

Liabilities and Members' Equity

	2019	2018
Liabilites		
Current liabilities	$ -	$ -
Total current liabilities	-	-
Total liabilities	$ -	$ -
Members' equity		
Members' equity	$ 1,587	$ 3,908
Total members' equity	1,587	3,908
Total liabilities and members' equity	$ 1,587	$ 3,908

LITERASEED, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
(Unaudited)

	2019	2018
Sales		
Sales revenue	$ -	$ -
Net sales	-	-
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
Hosting fees	$ (117)	$ (38)
Legal fees	(225)	(475)
Office supplies	(1,236)	-
Employee training	(79)	-
Travel expenses	(24)	-
Marketing expenses	(100)	-
Meals & entertainment	(191)	-
Insurance expenses	(349)	-
Software expenses	0	6
Total operating expenses	2,321	507
Income/(loss) from operations	(2,321)	(507)
Other income (grants)	-	3,350
Net income/(loss)	$ (2,321)	$ 2,843

LITERASEED, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
(Unaudited)

	2019		2018
Cash flows from operating activities			
Net income (loss) for the period	$ (2,321)	$	2,843
Adjustments to reconcile net income to net	-		-
cash provided by operating activities:	-		-
Increase in accounts receivable	-		-
Increase in accounts payable	-		-
Net cash provided by operating activities	(2,321)		2,843
Cash flows from financing activities			
Members' contributions	-		-
Members' distributions	-		-
Net cash provided by financing activities	-		-
Net increase (decrease) in cash	(2,321)		2,843
Cash at beginning of period	3,908		1,065
Cash at end of period	$ 1,587	$	3,908

LITERASEED, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
(Unaudited)

	Total Equity
Balance at December 31, 2017	$ 1,065
Add: Additional contributions	-
Less: Aziza Ismail, distributions	-
Net income (loss)	2,843
Balance at December 31, 2018	3,908
`	
Add: Additional contributions	-
Less: Aziza Ismail, distributions	-
Net income (loss)	(2,321)
Balance at December 31, 2019	$ 1,587

NOTE 1 – NATURE OF OPERATIONS

LiteraSeed, LLC was formed on [11/18/2013] ("Inception") in the State of **AZ.** The Company develops software that allows patients to securely report symptoms to their doctors.

LiteraSeed, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in **Phoenix, AZ.**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the LiteraSeed App transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

Aziza Ismail is the sole owner of LiteraSeed, LLC membership units.

NOTE 5 – DEBT

The Company currently does not have any debt.

NOTE 6 - SUBSEQUENT EVENTS

The Company does not have any material subsequent events.